FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, October 16, 2018

Ger. Gen. No. 26 /2018

Mr. Joaquin Cortez H.

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission, duly authorized, I hereby attach as a significant event, a press release issued today by our parent company, Enel SpA., whereby the latter informs the market that it has signed two agreements with a financial institution, aiming to increase its current shareholding in Enel Américas S.A. by up to a maximum of 5%.  Further details can be found in the attached press release.

Sincerely yours,

Maurizio Bezzeccheri

Chief Executive Officer

Enel Américas S.A.

cc.:

 Bolsa de Comercio de Santiago (Santiago Stock Exchange)

 Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

 Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

 Comisión Clasificadora de Riesgo (Risk Classification Commission)

 Banco Santander Santiago- Representante de Tenedores de Bonos (Santander Bank Santiago - Bondholders Representative)

 Depósito Central de Valores (Central Securities Depositary)

PRESS
RELEASE

Media Relations

T +39 06 8305 5699
F +39 06 8305 3771
ufficiostampa@enel.com

enel.com

Investor Relations

T +39 06 8305 7975
F +39 06 8305 7940
investor.relations@enel.com

enel.com

ENEL TO INCREASE ITS STAKE IN ENEL AMERICAS BY UP TO 5%

- *Enel has entered into two transactions with a financial institution to increase its current 51.8% shareholding in Enel Americas by up to 5% in line with its announced objective to buy out minorities in South America*

Rome, October 16th, 2018 – Enel S.p.A. ("Enel") has entered into two share swap transactions (the "Swap Transactions") with a financial institution to increase its equity stake in its listed Chilean subsidiary Enel Américas S.A. ("Enel Américas"). Based on these Swap Transactions, Enel may acquire, on dates that are expected to occur no later than the fourth quarter of 2019:

- up to 1,895,936,970 shares of Enel Américas' common stock, and
- up to 19,533,894 of Enel Américas' American Depositary Shares ("ADSs"), each representing 50 shares of Enel Americas' common stock.

All of the above shares total up to 5.0% of Enel Américas' entire stock capital.

The number of shares of Enel Américas' common stock and Enel Américas' ADSs actually acquired by Enel pursuant to the Swap Transactions will depend on the ability of such financial institution to establish its hedge positions with respect to the Swap Transactions.

The amount payable for any shares of Enel Américas' common stock acquired will be based on the prices at which such financial institution establishes its hedge with respect to the corresponding Swap Transaction. The amount payable for any of Enel Américas' ADSs acquired will be based on the observable volume-weighted average prices of Enel Américas' ADSs (as defined "VWAP") during the period in which such financial institution establishes its hedge with respect to the corresponding Swap Transaction.

Prior to settlement, Enel will not have any right to dispose of or vote any shares of Enel Américas' common stock or Enel Américas' ADSs acquired or held by such financial institution as a hedge in connection with the corresponding Swap Transaction.

Enel's payment obligations under the Swap Transactions will be funded through internal cash flow generation.

These acquisitions are in line with Enel Group's 2018-2020 Strategic Plan announced to the markets, which remains focused on the buyout of minorities in South America.

1

Enel SpA – Registered Office: 00198 Rome – Italy - Viale Regina Margherita 137 – Companies Register of Rome and Tax I.D. 00811720580 - R.E.A. 756032 – VAT Code 00934061003 – Stock Capital Euro 10,166,679,946 fully paid-in.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: October 16, 2018